June 11, 2012

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                               JTH Holding, Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form 10

File No. 000-54660

Dear Mr. Spirgel:

Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), JTH Holding, Inc. (the “Company”) respectfully requests that the effective date of the Company’s Registration Statement on Form 10 (File No. 000-54660) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) to June 13, 2012.

Thank you for your consideration of this request.  As discussed with the staff of the Commission (the “Staff”), the Company has expended significant effort in clearing comments of the Staff with respect to the Registration Statement and has incurred significant expense since it began the process of trying to effect an initial public offering nearly a year ago, which it postponed.  Accelerating the effective date of the Registration Statement will allow the Company to establish a public market and provide liquidity to the Company’s stockholders because the Company’s Class A common stock would become eligible for trading on the OTC Bulletin Board on Thursday, June 14, 2012 since all other requirements will have been satisfied.  Additionally, John T. Hewitt, the Chief Executive Officer and President of the Company, and certain other executive officers will be traveling to an industry conference on Monday, June 18, 2012, and may be unavailable to respond to and address matters that could arise if the Registration Statement were to become effective on that date.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

1716 Corporate Landing Parkway  •  Virginia Beach, VA 23454
(800) 790-3863  •  (757) 493-8855  •  (800) 880-6432  •  email: office@libtax.com

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to David W. Ghegan of Troutman Sanders LLP at (404) 885-3139 and that such effectiveness be also confirmed in writing.

JTH HOLDING, INC.

/s/ James J. Wheaton

James J. Wheaton
General Counsel, Vice President of Legal and Governmental Affairs

cc: David W. Ghegan, Troutman Sanders LLP